UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

SAFENET, INC.
(Name of Subject Company)

SAFENET, INC.
(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

78645R107 (CUSIP Number of Class of Securities)

Kevin Hicks
General Counsel and Secretary
SafeNet, Inc.
4690 Millennium Drive
Belcamp, Maryland 21017
(443) 327-1200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:
Mark Gordon, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      The purpose of this Amendment No. 4 is to amend and supplement Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) previously filed by SafeNet, Inc., a Delaware corporation, on March 12, 2007, as amended, in respect of the tender offer commenced on March 12, 2007, by Stealth Acquisition Corp., an affiliate of Vector Capital, and to add an additional exhibit and to revise the Exhibit Index accordingly.
Item 9. Exhibits.
      Item 9 is hereby amended by adding the following exhibit:

Exhibit
Number	Description
(a)(13)	Press Release, dated April 3, 2007.

2

SIGNATURE

     After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

SAFENET, INC.

By	/s/ WALTER W. STRAUB Name: Walter W. Straub Title: Chairman and Interim Chief Executive Officer

Dated: April 3, 2007

3

INDEX OF EXHIBITS

Exhibit No.	Description
(a)(13)	Press Release, dated April 3, 2007.

4